                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ___________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(a)

                        (Amendment No. ___________)/1/


                               Allscripts, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  019886 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)

                   Pamela Pure, Channelhealth Incorporated,
                 25 Green Mountain Drive, Burlington, VT 05403
                                (802) 951-2418
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 13, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                 (Page 1 of 9)


___________________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -----------------------
    CUSIP NO. 019886100                13D                Page 2 of 9 Pages
----------------------------                           -----------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Channelhealth Incorporated
      03-0362965
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            5,400,527

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING                   0

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,400,527

------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -----------------------
    CUSIP NO. 019886100                13D                Page 3 of 9 Pages
----------------------------                           -----------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      IDX Systems Corporation
      03-0222230
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF            5,400,527

      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING                   0

      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,400,527

------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security of the Issuer.

   The securities to which this statement relates are the Common Stock, par value $.01 per share (the "Common Stock"), of Allscripts, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2401 Commerce Drive, Libertyville, Illinois 60048.

ITEM 2.  Identity and Background.

   This statement is being filed by the following persons: Channelhealth Incorporated, a Delaware corporation ("Channelhealth") and IDX Systems Corporation, a Vermont corporation ("IDX"). Channelhealth and IDX are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

   The principal business of Channelhealth is to provide a set of Internet-based clinical and productivity solutions for physicians. The address of its principal business and its principal office is 25 Green Mountain Drive, Burlington, Vermont 05403.

   IDX is the majority stockholder of Channelhealth. The principal business of IDX is to provide healthcare information solutions, including software, hardware, and related services to physician groups, management services organizations, hospitals, and integrated delivery networks. The address of its principal business and its principal office is 1400 Shelburne Road, South Burlington, Vermont 05403.

   During the last five (5) years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   Attached hereto as Schedule I is a list of the directors and executive officers of each of the Reporting Persons which contains the following information with respect to each such person:

   (a)  name;
   (b)  business address; and
   (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

    To the knowledge of each respective Reporting Person, each person identified in Schedule I hereto is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

   As described in Item 5 below, Channelhealth has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Company. Channelhealth has not expended any funds in connection therewith.

                                 (Page 4 of 9)

ITEM 4.  Purpose of Transactions.

   On July 13, 2000, the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement") with Allscripts Holding, Inc. ("Parent"), the Company, Bursar Acquisition, Inc. and Bursar Acquisition No. 2, Inc., pursuant to which Bursar Acquisition, Inc. shall merge with and into the Company (the "Allscripts Merger") and Bursar Acquisition No. 2, Inc. shall merge with and into Channelhealth (the "Channelhealth Merger"). Upon the terms and subject to the conditions of the Merger Agreement, all of the issued and outstanding capital stock of Channelhealth (including the capital stock held by 1DX) and all of the issued and outstanding capital stock of the Company will be converted into the right to receive shares of Common Stock of Parent, after which Channelhealth and the Company will be wholly-owned subsidiaries of Parent. In connection with the Channelhealth Merger and the Allscripts Merger, the Board of Directors of Parent will include a director appointed by Channelhealth stockholders. In connection with the Allscripts Merger, the Certificate of Incorporation and Bylaws of Bursar Acquisition, Inc. will be adopted as the Certificate of Incorporation and Bylaws of the Company.

   In connection with the transactions contemplated in the Merger Agreement, Morgan Stanley Venture Partners III, L.P. ("Venture Partners"), Morgan Stanley Venture Investors III, L.P. ("MSVI III"), the Morgan Stanley Venture Partners Entrepreneur Fund, L.P. ("Entrepreneur") and Liberty Partners Holdings 6, LLC ("Liberty") each entered into a Voting Agreement and Irrevocable Proxy (collectively, the "Voting Agreements") pursuant to which Venture Partners, MSVI III, Entrepreneur and Liberty (collectively, the "Stockholders") each appointed Channelhealth its proxy to vote certain shares of Common Stock held by the Stockholders with respect to certain matters relating to the Allscripts Merger as more fully described in Item 5 below.

   Except as set forth above or in Item 5, the Reporting Persons do not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of the Schedule.

ITEM 5.  Interest in Securities of the Issuer.

   (a) and (b) As of July 13, 2000, pursuant to the Voting Agreements, the Stockholders appointed Channelhealth their respective proxy to vote the shares of Common Stock beneficially held or acquired by such Stockholder with respect to certain matters relating to the transactions contemplated by the Merger Agreement. As of July 13, 2000, the Stockholders owned beneficially an aggregate of 5,400,527 shares of Common Stock, representing approximately 18.4% of the 29,336,398 shares outstanding as of June 30, 2000, as represented by the Company in the Merger Agreement. The proxy given to Channelhealth applied to all of such shares and had sole voting power with respect to such shares.

   As of July 13, 2000, IDX, through its control of Channelhealth had sole voting power with respect to all 5,400,527 shares owned beneficially by Channelhealth.

   (c) Except as described above, neither of the Reporting Persons, nor to the knowledge of either Reporting Person, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past sixty (60) days.

   (d)  None.

   (e)  Not applicable.

                                 (Page 5 of 9)

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   The information set forth under Items 4 and 5 above and the Exhibits attached hereto is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

   The following documents are filed as Exhibits to this statement:

Exhibit No.     Description
-----------     -----------

99.1 Voting Agreement and Irrevocable Proxy, dated July 13, 2000, by and among Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., the Morgan Stanley Venture Partner Entrepreneur Fund, L.P. and ChannelHealth Incorporated.

99.2 Voting Agreement and Irrevocable Proxy, dated July 13, 2000 by and between Liberty Partners Holdings 6, L.L.C. and ChannelHealth Incorporated

                                 (Page 6 of 9)

                                  SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Dated:  July 24, 2000

                                  CHANNELHEALTH INCORPORATED


                                  By: /s/ Pamela Pure
                                      ________________________________
                                      Pamela Pure
                                      Vice President and Chief Operating Officer


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  Dated:  July 24, 2000

                                  IDX SYSTEMS CORPORATION


                                  By: /s/ Robert W. Baker, Jr.
                                      ________________________________
                                      Robert W. Baker, Jr.
                                      Vice President and Secretary

                                 (Page 7 of 9)

                                  SCHEDULE I
                                  ----------

IDX

     The name and present principal occupation or employment of each director and executive officer of IDX is set forth below. IDX is the controlling stockholder of Channel.

     Directors
     ---------

Richard E. Tarrant. Mr. Tarrant is the Chief Executive Officer of IDX and President of Channelhealth. His business address is IDX Systems Corporation, 1400 Shelburne Road, South Burlington, Vermont 05403.

Frank T. Sample. Mr. Sample is the President and Chief Executive Officer of VitalCom, Inc. His business address is VitalCom, Inc., 15222 Del Amo Avenue, Tustin, California 92780.

Allen Martin, Esq. Mr. Martin is an attorney and director of Downs Rachlin & Martin PLLC. His business address is Downs Rachlin & Martin, PLLC, 199 Main Street, Courthouse Plaza, Burlington, VT 05401.

Henry M. Tufo, M.D. Dr. Tufo is a consultant of IDX. His principal business address is IDX Systems Corporation, 1400 Shelburne Road, South Burlington, Vermont 05403.

Steven M. Lash. Mr. Lash is President and Chief Executive Officer of DermTech International. His business address is DermTech International, 15222 Avenue of Science, San Diego, California 92128.

Peter W. Van Etten. Mr. Van Etten is President and Chief Executive Officer of the Juvenile Diabetes Foundation. His business address is Juvenile Diabetes Foundation, 120 Wall Street, New York, New York, 10005.

Robert H. Hoel. Mr. Hoel is the Chairman of the Board of IDX. His business address is IDX Systems Corporation, 1400 Shelburne Road, South Burlington, Vermont 05403.

Stuart H. Altman, Ph.D. Dr. Altman is a Professor of National Health Policy at the Heller School at Brandeis University. His business address is Brandeis University, Heller School, 415 South Street, Waltham, Massachusetts 02254.

Mark F. Wheeler, M.D., M.P.H. Dr. Wheeler is the Senior Vice President and Chief Technical Architect of the Corporate Research Organization of IDX. His business address is IDX Systems Corporation, 1001 Fourth Avenue Plaza, Suite 1500, Seattle, Washington 98154.

     Executive Officers Who are Not Directors
     ----------------------------------------

   The principal business address of each of the following executive officers of IDX and IDX is 1400 Shelburne Road, South Burlington, Vermont 05403. No person is a controlling stockholder of IDX.

                                 (Page 8 of 9)

James H. Crook, Jr.  Mr. Crook is the President and Chief Operating Officer of
IDX.

Robert F. Galin.  Mr. Galin is the Vice President for Sales of IDX.

Jeffrey M. Blanchard. Mr. Blanchard is the Vice President of Client Services of IDX.

John A. Kane. Mr. Kane is the Vice President for Finance, Chief Financial Officer and Treasurer of IDX and Channelhealth.

Robert W. Baker, Jr. Mr. Baker is the Vice President, General Counsel and Secretary of Channelhealth and IDX.


CHANNELHEALTH

   Directors
   ---------

Richard E. Tarrant. Mr. Tarrant is the Chief Executive Officer of IDX and President of Channelhealth. His business address is IDX Systems Corporation, 1400 Shelburne Road, South Burlington, Vermont 05403.

James H. Crook, Jr. Mr. Crook is the President and Chief Operating Officer of IDX. His business address is IDX Systems Corporation, 1400 Shelburne Road, South Burlington, Vermont 05403.

John A. Kane. Mr. Kane is the Vice President for Finance, Chief Financial Officer and Treasurer of IDX and Channelhealth. His business address is IDX Systems Corporation, 1400 Shelburne Road, South Burlington, Vermont 05403.

William N. Kelley. Dr. Kelley is a Professor of Medicine, Biochemistry and Biophysics at the University of Pennsylvania School of Medicine. His business address is 768 Woodlane Road, Bryn Mawr, PA 19010.

Gerald Poch. Mr. Poch is a Managing Director of Pequot Private Equity Fund II, L.P. His business address is Pequot Private Equity Fund II, L.P., 500 Nyala Farm Road, Westport, Connecticut 06880.

   Executive Officers Who are Not Directors
   ----------------------------------------

   The principal business address of each of the following executive officers of Channel and is Channelhealth Incorporated, 25 Green Mountain Drive, Burlington, Vermont 05403. IDX is the majority stockholder of Channelhealth.

Pamela P. Pure. Ms. Pure is the Vice President and Chief Operating Officer of Channelhealth.

Robert Galin.  Mr. Galin is the Vice President for Sales of Channelhealth.

Robert W. Baker, Jr. Mr. Baker is the Vice President, General Counsel and Secretary of Channelhealth and IDX.

                                 (Page 9 of 9)